Exhibit (11)(cc)

Amended and Restated Investment Management Services Agreement

Between College Retirement Equities Fund and

TIAA-CREF Investment Management, LLC

SCHEDULE B

2017 Reimbursement Rates

Annual Expense Deductions (as a percentage of average net assets)

For the period May 1, 2017 through April 30, 2018

Stock Account—All Classes	0.115%
Global Equities Account—All Classes	0.125%
Growth Account—All Classes	0.060%
Equity Index Account—All Classes	0.020%
Bond Market Account—All Classes	0.085%
Inflation-Linked Bond Account—All Classes	0.035%
Social Choice Account—All Classes	0.060%
Money Market Account—All Classes	0.025%

Date: Effective May 1, 2017 in accordance with prior approval by the CREF Board on March 23, 2017.